FOR IMMEDIATE RELEASE

High Tide Continues to Expand with New Calgary Store

CALGARY, June 3rd, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV:HITI) (NASDAQ:HITI) (FRA:2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, announced today that it's Canna Cabana retail store located at 7400 Macleod Trail SE, Unit #2 in Calgary, Alberta, has begun selling recreational cannabis products for adult use. The new store brings High Tide's total branded retail locations selling recreational cannabis products and consumption accessories across Canada to 88.  In line with the Company's strategy of driving organic growth in profitable neighbourhoods, the new store is located off a high traffic arterial road in Calgary.

"The new Macleod Trail store solidifies our leading position in the Calgary cannabis retail market, offering customers our unique one stop cannabis shop experience," said Raj Grover, President and Chief Executive Officer of High Tide. "As we continue to expand our e-commerce footprint in the United States and Europe, the expansion of our bricks and mortar retail footprint will remain a priority for High Tide," added Mr. Grover.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBIDTA1 , with 88 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com, CBDcity.com, FABCBD.com and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX:TLRY) (NYSE:TLRY) and Aurora Cannabis Inc. (TSX:ACB). (NYSE:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

1 Adjusted EBITDA is a non-IFRS financial measure.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward‐looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

CONTACT INFORMATION

Media Inquiries

Omar Khan

Senior Vice President, Corporate and Public Affairs

omar@hightideinc.com

Tel. 1 (647) 985-4401

Investor Inquiries

Vahan Ajamian

Capital Markets Advisor

High Tide Inc.

Tel. 1 (403) 265-4207

Email: vahan@hightideinc.com